EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions)

											For the three Months
	For the Years Ended December 31,										Ended March 31,
	2008		2007		2006		2005		2004		2009

Earnings from continuing operations before income taxes	$1,434		$1,383		$1,344		$1,151		$1,039		$295

Add:
Fixed Charges	6		6		8		9		9		2

Earnings available for fixed charges	$1,440		$1,389		$1,352		$1,160		$1,048		$297

Fixed Charges(a):

Rent expense	$6		$6		$8		$9		$9		$2

Fixed charges	$6		$6		$8		$9		$9		$2

Ratio of earnings to fixed charges	240.0	x	231.5	x	169.0	x	128.9	x	116.4	x	148.5	x

(a)	Lorillard includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.